UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 22, 2024 titled “GeoPark Argentina Obtains AA+(arg) Credit Rating and Approval from Argentine Regulator to Issue up to $500 million in Debt Securities”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ARGENTINA OBTAINS AA+(arg) CREDIT RATING AND
APPROVAL FROM ARGENTINE REGULATOR TO ISSUE UP TO $500 MILLION IN DEBT SECURITIES

Bogota, Colombia – October 22, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, announces that its wholly owned subsidiary GeoPark Argentina S.A. (“GeoPark Argentina”) has received approval from the Argentinian securities regulator (Comisión Nacional de Valores or “CNV” by its Spanish acronym) to issue up to $500 million in debt securities over the next five years, and has obtained an “AA+(arg)” credit rating from Fitch Ratings’ local Argentine affiliate, FIX.

Following the acquisition of four unconventional blocks in Vaca Muerta earlier this year1, the key factors contributing to the strong rating assigned to GeoPark Argentina by FIX include its existing reserves, production and cash flow generation, alongside a robust production plan in the Mata Mora Norte Block. Additional competitive advantages include low operational costs, conservative leverage, and strong backing from GeoPark.

The Mata Mora Norte Block is currently producing more than 12,500 boepd gross and is expected to generate $90-100 million in Adjusted EBITDA2 for GeoPark in full-year 2024 on a proforma basis. By 2028-2030, the block is projected to reach plateau production of around 40,000 boepd gross, contributing approximately $300 million net per year for GeoPark in Adjusted EBITDA (based on a Brent price of $70 per barrel). This does not include the exploratory potential from the Mata Mora Sur, Confluencia Norte and Confluencia Sur blocks.

To support the expected production growth, GeoPark Argentina plans to fund its capital expenditures through ongoing cash flow generation from the Mata Mora Norte Block and debt raised in the domestic capital market, where attractive rates and terms are currently available.

As of the date of this release, GeoPark Argentina has also secured over $100 million in local credit lines in Argentina and no amount has been drawn on such credit lines.

1 The acquisition of the Vaca Muerta unconventional blocks in Argentina is expected to close in 4Q2024, pending customary regulatory approvals.

2 The Company is unable to present a quantitative reconciliation of GeoPark Argentina’s full-year 2024 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts: Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, expected production, expected Adjusted EBITDA, capital expenditures and timing for the closing of the acquisition. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: October 22, 2024